ROSA A. TESTANI +1 212.872.8115/fax: +1 212.872.1002 rtestani@akingump.com

April 1, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Matthew Crispino

                 Attorney Advisor

Re:	Affinion Group Holdings, Inc.

Amendment No. 1 to Registration Statement on Form 10

File No. 000-55577

Filed March 10, 2016

Ladies and Gentlemen:

Set forth below are the responses of Affinion Group Holdings, Inc. (the “Company” or “Affinion Holdings”) to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 25, 2016, with respect to the Registration Statement on Form 10 originally filed on January 29, 2016 (as amended by Amendment No. 1 filed on March 10, 2016 (“Amendment No. 1”), the “Registration Statement”). Separately today, the Company has filed publicly with the Commission Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Although Amendment No. 2 filed today via EDGAR was a clean unmarked version, we have arranged for courtesy copies of Amendment No. 2 to be delivered to the Staff, with such courtesy copies marked to indicate changes from Amendment No. 1.

For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. The Company has reviewed this letter and authorizes us to make the representations contained herein to you on its behalf.

Business, page 1

1.	We note your revised disclosure in response to prior comment 2. Please provide additional support for your claims that your operating cash flows are “significant” and your segment EBITDA margins are “strong.” In this regard, we note that your operating cash flows have significantly declined since 2010 and have been inconsistent in recent fiscal years. Further, the footnotes on pages F-42 and F-43 and your discussion of EBITDA in your Results of Operations discussion do not appear to provide sufficient support for the claim that your segment EBITDA margins are “strong” without further analysis.

One Bryant Park | New York, New York 10036-6745 | 212.872.1000 | fax: 212.872.1002 | akingump.com

Securities and Exchange Commission

April 1, 2016

The Company has revised the disclosure on page 2 of Amendment No. 2 in response to this comment to remove the statement regarding strong segment EBITDA margins and significant operating cash flows.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 44

2.	We note your response to prior comment 7 regarding your reorganization and the creation of your Legacy Membership and Package segment. In light of the large size of this new segment, which you disclose represents 30% of your 2015 net revenues, please provide a more detailed description of the non-Package membership programs that will be included in this new segment. Also, please clarify how management anticipates the “run off over time” will impact your next 12 months results of operations and liquidity and capital resources. It is unclear, for example, whether you anticipate the run off to gradually reduce revenues over a long-term period or whether this segment will rapid contract after subscription renewal periods occur.

The Company has revised the disclosure on page 46 of Amendment No. 2 in response to this comment to provide additional detail regarding the non-Package membership programs included in the Legacy Membership and Package segment and how the run-off is expected to impact the Company’s revenues over the next 12 months and in the next 3 to 5 years.

Financial Condition, Liquidity and Capital Resources

Liquidity and Capital Resources, page 62

3.	We note your revised disclosures in response to prior comment 10. Please revise to explain in greater detail why you believe based on your current operations and new business prospects, coupled with your flexibility in the amount and timing of marketing expenditures, that your cash on hand and borrowing availability under Affinion’s revolving credit facility will be sufficient to meet your liquidity needs for the next twelve months and in the foreseeable future. In addition, please revise your disclosures to explain how you define the foreseeable future.

The Company has revised the disclosure on page 62 of Amendment No. 2 in response to this comment to provide greater detail on how the Company’s cash on hand and borrowing availability under Affinion’s revolving credit facility will be sufficient to meet the Company’s liquidity needs for the next twelve months. In light of this revision, which deleted the reference to “foreseeable future,” it was not necessary to define such term.

Securities and Exchange Commission

April 1, 2016

Executive Compensation

Summary Compensation Table, page 93

4.	Please update the summary compensation table to reflect the 2015 cash bonuses awarded to your named executive officers, as disclosed in the current report on Form 8-K filed on March 25, 2016.

The Company has revised the disclosure on page 93 of Amendment No. 2 in response to this comment to update the summary compensation table and related disclosure.

Consolidated Financial Statements

Consolidated Statements of Changes in Deficit, page F-5

5.	Please consider including separate columns for your outstanding Class C and Class D common stock. In addition, reconcile the total shares issued to the amounts present within the captions of your balance sheet.

The Company notes the Staff’s comments and respectfully notes that Note 10 to the Company’s audited consolidated financial statements specifies the number of outstanding shares of all classes of authorized equity instruments as of December 31, 2015, including the 490,083 shares of Class C Common Stock and 515,877 shares of Class D Common Stock. As described on page 131, prior to conversion into Common Stock (at a conversion price of $67.14 for shares of Class C Common Stock and $88.07 for shares of Class D Common Stock), holders of Class C/D Common Stock have no voting rights with respect to the shares of Class C/D Common Stock and are not entitled to participate in dividends on Common Stock.

The disclosure in Note 10 to the Company’s audited consolidated financial statements also states that the Company has 9,093,330 shares of Common Stock outstanding, as well as a Limited Warrant to purchase up to 462,266 shares of Common Stock upon receipt of the requisite regulatory approval. The Limited Warrant has an exercise price of $0.01 per share and is exercisable at any time during the five year exercise period unless regulatory approvals or filings would be required and such approvals have not been obtained or filings have not been made. For purposes of the consolidated statement of changes in deficit, the shares underlying the Limited Warrant have been included in the number of shares of Common Stock issued in the 2015 Exchange Offers and 2015 Rights Offering and are included in the number of shares of Common Stock outstanding as of December 31, 2015. As a result, the Company believes its presentation is in accordance with generally accepted accounting principles. In future filings, the Company will clarify its disclosure relating to its outstanding equity instruments and include within a footnote of the financial statements a tabular format summarizing each class of equity instruments to more

Securities and Exchange Commission

April 1, 2016

clearly reconcile the total shares outstanding per the consolidated statements of changes in deficit to the amounts within the captions on the Company’s balance sheet.

[Signature Page Follows]

Securities and Exchange Commission

April 1, 2016

Please do not hesitate to contact the undersigned at (212) 872-8115 or Patricia Groot at (212) 872-1024 with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ Rosa A. Testani

Rosa A. Testani

Enclosures

cc:	Securities and Exchange Commission

Morgan Youngwood

Stephen Krikorian

Edwin Kim

Affinion Group Holdings, Inc.

Todd H. Siegel

Brian J. Fisher